SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Press Release

Fourth Quarter 2004
and Annual Results

Contacts	Paulo Roberto Cruz Cozza Chief Financial Officer and Director of Investor Relations
Joana Dark Fonseca Serafim Investor Relations (41) 9913-0006 / 312-6862 jserafim@timsul.com.br
Leonardo Wanderley Investor Relations (81) 9923-0023 / (41) 312-6862 lwanderley@timsul.com.br
Website http://www.timpartri.com.br

Curitiba, February 2, 2005 –TIM Participações S.A. (BOVESPA: TCLS3 and TCLS4; and NYSE: TSU), the holding company of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., announces its 4th quarter (4Q04) and 2004 annual results. TIM Participações S.A. provides cellular telecommunications services in the states of Paraná, Santa Catarina, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas and the region of Pelotas (RS). The financial and operational information below, except when otherwise indicated, is presented on a consolidated basis and in Reals, according to the Brazilian Corporate Law.

TIM PARTICIPAÇÕES S.A. ANNOUNCES ITS CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND 2004 ANNUAL RESULTS

  Leader and Top of mind in the regions

  GSM coverage reaches 85.7% of the urban population and leads in the acquisition of new customers

  Success in the migration of TDMA to GSM: customized services and offers to each customer

  Successful retention strategy maintains one of the lowest churn rates in the industry

  146.7% increase in net additions and 33.8% in the customer base over 2003

  7.9% expansion of the postpaid customer base in 2004

  25.6% increase in the total gross revenue

  Growth in ARPU in the 4Q04 over 3Q04

  110.1% growth in the VAS (Value-Added Service) revenue

  EBITDA of R$ 886.2 million - 10% above 2003

  Efficient Subscriber Acquisition Cost (SAC): R$ 95.1 in 4Q04

  Record-breaking investment in 2004: R$ 675.0 million

“We started 2004 with confidence and fully aware of the challenges we faced, certain that we would progress in the deployment of our GSM network, enhancing the quality of our customer relations, pursuing new operating efficiency levels, focusing on tapping the group synergies and contributing to the development of our region.

The commitments made in 2004 were fulfilled. The GSM network was deployed in record time and the coverage already reaches 599 cities. It is currently the customers’ technology of choice.

In 2004 we achieved significant growth, adding 1,4 million customers to our base, maintaining the ARPU above the Brazilian average.

We faced accelerated growth and fierce competition in the South and Northeast Regions, but we kept the leading position in our regions. This is the result of our segmented, customized customer relations strategy. Our brand remains Top of Mind in both regions.

Our churn rate is below the Brazilian average, the gross revenue grew by 26% and the overall EBITDA grew by 10%. In line with our market, our SAC increased, but is kept at a rational level that allows return.

The TIM group synergy is a competitive edge that, among several other factors, enables us to develop products using the same technological platform, so that products developed in Italy are launched in our market in record time and at low cost”.

The Management

Tele Nordeste Merge into Tele Celular Sul

On August 19, 2004 and August 30, 2004, Tele Nordeste Celular Participações S.A. (TND) and Tele Celular Sul Participações S.A. (TSU) Shareholders’ Meetings, respectively, adopted the merger of TND into TSU, under which the first ceased to exist. Additionally, Tele Celular Sul Participações S.A. changed their name to TIM Participações S.A.

With the merger, TIM Participações S.A. became the holding company of TIM Nordeste Telecomunicações S.A. (formerly held by TND), together with the already held subsidiary TIM Sul S.A. Through those two operating subsidiaries, the Company offers cellular telecommunication services in six states in the Northeast, two states in the South as well as the region of Pelotas in Rio Grande do Sul State.

On October 11, 2004 TIM Participações S.A. shares started being traded on the Bovespa, under the ticker name TIM PART S/A, keeping the former Tele Celular Sul trading codes, i.e., TCSL3 for common shares and TCSL4 for preferred shares. As for the Company ADRs, shares of the merged company began trading on the New York Stock Exchange (NYSE) on October 15, 2004, keeping the TSU trading ticker.

Analysis of the Economic-Financial Performance

In order to analyze TIM Participações S.A. economic/financial performance after the above-mentioned corporate restructuring, pro forma statements were prepared for 2003 only to enable a comparison with the Company’s 2004 information.

Highlights

R$ thousands

	4Q03	4Q04	Var. %	YTD	YTD	Var. %
			4Q04/03	2003	2004	YoY

Total Gross Revenue	766,321	1,001,586	30.7%	2,730,806	3,429,175	25.6%
Gross Service Revenue	639,180	773,012	20.9%	2,351,545	2,782,403	18.3%
Gross Handset Revenue	127,141	228,574	79.8%	379,261	646,772	70.5%

Total Net Revenue	586,003	747,703	27.6%	2,110,263	2,564,632	21.5%
Net Services Revenue	489,007	590,598	20.8%	1,818,190	2,120,727	16.6%
Net Handsets Sales	96,996	157,105	62.0%	292,073	443,905	52.0%

EBITDA	229,891	260,815	13.5%	805,532	886,246	10.0%
EBITDA Margin	39.2%	34.9%	- 4.3 p.p.	38.2%	34.6%	-3.6 p.p.%

EBIT	120,094	116,929	-2.6%	365,802	388,105	6.1%
EBIT Margin	20.5%	15.6%	- 4.9 p.p.	17.3%	15.1%	-2.2 p.p.%

Net Income	107,903	83,372	-22.7%	277,827	265,935	-4.3%

Market

	Net Addition			Lines

	4Q03	4Q04	Var. %	YTD	YTD	Var. %
			4Q04/03	Dec/03	Dec/04	YoY

Southern Region	168,854	361,344	114.0%	2,055,884	2,990,252	45.4%
Northeast Region	71,947	134,352	86.7%	2,172,525	2,666,346	22.7%
TIM Participações S.A.	240,801	495,696	105.9%	4,228,409	5,656,598	33.8%

Strong expansion of the mobile market

TIM Participações closed the year with 5,656,598 customers – 33.8% more than in 2003 , of which 76.4% were prepaid customers and 23.6% postpaid customers. The postpaid base grew by 7.9% when compared to 2003.

Net additions totaled 1,428,189 customers – 146.7% above the figure reached in 2003, of which 495,696 were realized in the 4Q04.

In 2004 the total penetration – South and Northeast Regions - was estimated at 29% versus 19% in 2003, below the average national penetration of 36.6%. As for regional performances, TIM Participações confirmed its leading position in both the South and Northeast. In particular, estimated penetration was 39% in the South where the Company achieved an estimated market share of 47.9%, while in the Northeast penetration reached 23% and the market share 39.9%.

GSM Overlay

Successful GSM deployment

GSM – Global System for Mobile Communications, the most widely used technology in the world – started being offered to the TIM Participações operating subsidiaries customers in the 2nd half of 2003, formerly operating only with TDMA. By late 2004, the GSM coverage already reached 599 cities, meaning that the services were extended to 91% and 82% of the urban population in the South and Northeast Regions, respectively.

Cities covered by the GSM have access to the GPRS, with the additional benefit of the EDGE technology across the South and part of Northeast Region. These innovations facilitated the use of data and multimedia services by customers all over Brazil. As an example, in the fourth quarter 2004, TIM Participações launched the TV access, TIM TV Access, enabling customers to access TV broadcasts. In 2005, new handsets will be launched with the EDGE technology supporting TIM TV Access.

TIM Participações is part of the TIM Group, which represents the major mobile communications operator in GSM technology in Brazil. Furthermore, TIM was the first Brazilian operator to close GPRS/MMS/EDGE data and multimedia roaming agreements abroad.

By year end, 36% of the total lines were using GSM – 2,049,456 customers, representing 46.4% and 24.8% of the customer base in the South and Northeast Regions, respectively.

Operating Revenue

The gross service revenue in 2004 was R$ 2.8 billion, 18.3% higher than the figures reached in 2003. This increase is mainly credited to the 33.8% expansion in the customer base and the 110.1% growth in Value-Added Services (VAS) revenue. In 4Q04, the gross revenue was R$ 773.0 million versus R$ 639.2 million in 4Q03, a 20.9% increase.

25,6% Increase in Total Gross Revenue

The annual gross handset revenue was R$ 646.8 million, a 70.5% increase over 2003, resulting from the higher growth of mobile communications in 2004. In the fourth quarter, the revenue amounted to R$ 228.6 million, 79.8% above the R$ 127.1 million in 4Q03

Thus, gross revenue totaled R$ 3.4 billion in 2004, 25.6% higher than in 2003.

TIM Participações average revenue per user (ARPU) in 2004 was R$ 35.03 compared to R$   38.09 registered in 2003. The decrease basically derives from the strong growth in the overall customer base, in particular the 44% expansion in the prepaid customer base. In the South Region, the annual ARPU was R$ 36.33, 7.2% below that registered in 2003, while in the Northeast it was R$ 33.72, recording a 9.4% drop. The decrease in the Northeast is also due to the effects of the late Bill & Keep adoption and tax increase in some States of the Region.

ARPU grows in 4Q04 QoQ

In the 4Q04, the ARPU was R$ 35.11, a decrease from the R$ 38.11 in 4Q03, manly due to the strong customer base growth and the increase in the proportion of prepaid lines year over year. Despite that scenario, the ARPU in the quarter increased 2.1% compared to the 3Q04.

Operating Costs and Expenses

In 2004, the cost of services (including network and interconnection costs, before depreciation, amortization and personnel expenses) amounted to R$ 410.0 million, a 0.5% lower than the R$ 411.9 million recorded in 2003, demonstrating further cost efficiency. The cost of services for the 4Q04 was R$ 102.3 million versus R$ 94.4 million in 4Q03.

Marked increase in handset sales

The annual handset sales cost was $ 508.8 million, surpassing the R$ 316.7 million in 2003. For 4Q04, this cost was registered at R$ 161.2 million, an increase from the R$ 100.4 million seen in 4Q03. There was a marked expansion in the handset sales volume during the period in 2004 as 1.9 million handsets were sold versus 968.1 thousand in 2003. Of that total, 731.9 thousand handsets were sold in 4Q04 (92.9% above the 379.4 thousand sold in 4Q03). GSM has been chosen by most cell phone users, representing 98.7% of the handsets sold in 4Q04.

Sales record: - 2.5 million gross additions - 1.9 million handsets sold

Considering the growth in mobile communications, the Company aimed its sales efforts at expanding its customer base. In this scenario, selling expenses (without depreciation, amortization, bad debt and personnel expenses) were R$ 433.4 million, 46.1% above those seen in 2003. This was due to the gross addition of 2,514,206 versus 1,465,004 recorded in 2003, representing a 71.6% increase. The strong growth of sales in the period mainly increased the selling expenses related to commissions and the Fistel tax charged on each new cell phone activation. For the quarter, selling expenses reached R$ 137.4 million versus R$ 86.3 million in the same period last year.

In 2004 the acquisition cost (SAC) went up 14% reaching R$ 124.4, versus R$ 109.5 in 2003, reflecting a more competitive environment, as well as the costs of the migration from TDMA to GSM.

In the 4Q04, the SAC was R$ 95.1 versus R$ 86.2 in the 4Q03, as result of the accelerated growth and fierce competition, which affected all operators. The SAC in the period was 31% bellow the R$ 137.8 in the 3Q04, due to the personalized campaigns and mostly focused on postpaid.

General and administrative expenses (G&A) – without depreciation, amortization and personnel expenses, totaled R$ 105.0 million, relatively in line with the R$ 102.0 million in 2003. G&A expenses for the quarter amounted to R$ 21.4 million, 10.3% below 4Q03, because of the decrease in third parties services.

Personnel expenses in 2004 added up to R$ 115.6 million of which R$ 31.0 million were recorded in 4Q04. This is an increase over the R$ 109.7 million registered in 2003 with R$ 28.2 million reported in 4Q03.

In 2004 bad debt expenses represented 3.2% of the total gross revenues, the same level of 2003. In absolute terms, the bad debt amounted R$ 112.6 million versus R$ 87.5 million in 2003. The increase was manly due to the business development in the period.

In the 4Q04 bad debt expenses represented 3.0% of gross revenues amounting to R$ 30.0 million, 14.3% above 4Q03.

EBITDA

10% increase YoY in the EBITDA

In 2004, TIM Participações posted an EBITDA – earnings before interest, tax, depreciation and amortization – of R$ 886.2 million, an increase from the R$ 805.5 million reported in 2003. The EBITDA margin was 34.6%, that is, 3.6 p.p. below the 38.2% margin for 2003, mainly due to the increase in the handset selling costs and commercial expenses resulting from the increased gross additions, as well as the efforts to increase the GSM network in the period. The EBITDA margin, excluding handsets revenue and cost, was 44.9%, over the 45.7% registered in 2003 (- 0.8 p.p.).

The EBITDA for the 4Q04 was R$ 260.8 million, a 13.5% increase from the same period last year. The EBITDA margin for the period was 34.9%, versus 39.2% recorded in 4Q03. The EBITDA margin, excluding revenue and the handsets cost, was 44.9%, over 47.7% in the 4Q03 (- 2.8 p.p.), manly due to the increase in commercial expenses.

Depreciation and Amortization

The depreciation and amortization for the year was R$ 498.1 million, versus R$ 439.7 million, a 13.3% increase over 2003, stemming from the network expansion and technological innovation. In 2004, the Depreciation of the TDMA-related assets were accelerated, in order to be fully depreciated by 2008.

EBIT

6% increase YoY in the EBIT	The EBIT – earnings before interest and tax – was R$ 388.1 million, an increase over the R$ 365.8 million reported in 2003.

Net Financial Income/Expense

Decrease in financial income

Our net financial income was R$ 60.6 million in 2004, over R$ 79.1 million in 2003. The average cash allotted to financial investment for the year decreased by 19.7%, and the interest rate (CDI) declined 7.1p.p. over 2003.

Net income

The consolidated net income was R$ 265.9 million, 4.3% below 2003. In 2003, the income included the non-operating revenue, amounted to R$ 25.1 million, concerning the profit from the sale of the interest in Blah company.

Indebtedness

On December 31, 2004, our indebtedness amounted to R$ 104.1 million, of which 60.4% were short-term debts. The net cash by period end was R$ 752.2 million.

Investments

Investments in 2004 totaled R$ 675.0 million (R$ 308.9 million in 4Q04), basically aimed the expansion of the GSM network.

“This press release contains forward-looking statements and estimates. Such expectations are based on a series of assumptions, and subject to the risks and uncertainties inherent to forward-looking projections and/or estimates. The results may differ materially from the expectations expressed in the forward-looking statements or estimates if one or more of the assumptions and expectations prove to be incorrect or are not realized.”

List of Attachments

Attachment 1: Balance Sheet (BR GAAP))

Attachment 2: Statement of Income (BR GAAP) – include note explaining reclassifications

Attachment 3: Operating Indicators – South Region

Attachment 4: Operating Indicators – Northeast Region

Attachment 5: Consolidated Operating Indicators – TIM Participações

Attachment 6: Glossary

Attachment 1
Balance Sheet (BR GAAP)

CONSOLIDATED BALANCE SHEET IN THOUSANDS OF REAIS

	PROFORMA

DESCRIPTION	December/03	Decembro/04

	3,161,404	3,596,156
ASSETS
CURRENT ASSETS	1,475,984	1,716,347
Cash and banks	756,833	856,332
Trade accounts receivable	438,802	595,935
Inventories	28,621	47,200
Recoverable taxes	136,808	91,154
Deferred income tax and social contribution	105,383	108,706
Others	9,536	17,020

NON CURRENT ASSETS	273,058	242,057

PERMANENT ASSETS	1,412,363	1,637,752
Investments	11,470	9,890
Deffered	1,400,893	1,627,862

	PROFORMA

DESCRIPTION	December/03	Decembro/04

Liabilities and stockholders' equity	3,161,404	3,596,156

CURRENT LIABILITIES	819,209	1,086,605
Trade accounts payable	410,408	691,022
Loans and financings	83,650	62,872
Suppliers	38,808	11,361
Salaries and social charges	23,510	20,842
Taxes and contribution payble	130,480	161,648
Dividends and Interest on own capital	105,092	114,678
Related Parties	13,335	2,944
Othes	13,926	21,239

NON CURRENT LIABILITIES	163,280	95,439

MINORITY INTEREST	374,887	393,605

SHAREHOLDERS' EQUITY	1,804,028	2,020,507
Capital	687,411	884,504
Capital not paid	(4,539)	-
Special reserve	292,918	240,634
Revenues reserve	828,238	895,369

The Complete Financial Statements, including the Notes thereto, are available on our Website:
www.timpartri.com.br

Attachment 2
Statement of Income (BR GAAP)

TIM Participações S.A.
EBITDA
(In thousands)

DESCRIPTION	4Q04	4Q03 Proforma	2004	2003 Proforma

Gross Revenues	1,001,586	766,321	3,429,175	2,730,806
Telecommunications Services	773,012	639,180	2,782,403	2,351,545
Monthly fee	78,294	92,759	358,178	358,347
Usage	430,621	318,821	1,449,628	1,128,024
Interconnection	212,486	201,656	822,576	783,473
VAS	40,920	17,666	118,396	56,362
- Short Message Services	10,691	8,279	33,624	25,339
Handset sales and other revenues	228,574	127,141	646,772	379,261
Handset Sales	228,574	127,141	646,772	379,261
Discounts and deductions	(253,883)	(180,318)	(864,543)	(620,543)
Taxes and discounts on services	(182,414)	(150,173)	(661,676)	(533,355)
Taxes and discounts on handset sales	(71,469)	(30,145)	(202,867)	(87,188)
Net Revenues	747,703	586,003	2,564,632	2,110,263
Services	590,598	489,007	2,120,727	1,818,190
Handset and other revenues	157,105	96,996	443,905	292,073
Operating Expenses	(486,888)	(356,112)	(1,678,386)	(1,304,731)
Personal expenses	(31,051)	(28,174)	(115,658)	(109,757)
Selling & marketing expenses	(137,449)	(86,330)	(433,418)	(296,746)
Network & interconnection	(102,287)	(94,434)	(410,057)	(411,957)
G&A	(21,449)	(23,892)	(104,960)	(101,986)
COGS - Telecom products	(161,218)	(100,367)	(508,837)	(316,694)
Bad Debt	(30,148)	(26,377)	(112,605)	(87,456)
Other operational revenues (expenses)	(3,286)	3,462	7,151	19,864
EBITDA	260,815	229,891	886,246	805,532
EBITDA - Margin over total net revenues	34.9%	39.2%	34.6%	38.2%

Depreciation	(107,681)	(82,238)	(361,950)	(334,926)
Amortization	(36,205)	(27,558)	(136,191)	(104,804)

EBIT	116,929	120,094	388,105	365,802
EBIT - Margin over total net revenues	15.6%	20.5%	15.1%	17.3%

Other non-operational revenues (expenses)	(399)	25,348	(4,592)	26,661
Equity	0	(551)	0	(6,500)

Net Financial Results	11,257	34,135	60,571	79,070
Financial expenses	(21,738)	(17,789)	(68,801)	(151,281)
Variações cambiais, líquidas	(1,231)	(2,232)	(4,241)	(8,037)
Financial income	34,225	54,157	133,613	238,388

Net income before taxes and Minorities	127,787	179,027	444,084	465,033

Income tax and social contribution	(20,876)	(45,455)	(108,036)	(111,813)
Minority interest	(23,539)	(25,668)	(70,113)	(75,393)
Net Income	83,372	107,903	265,935	277,827

The Complete Financial Statements, including the Notes thereto, are available on our Website:
www.timpartri.com.br

Attachment 3
Operating Indicators in the South Region

	4Q03	4Q04	Var.% 3Q04/03	YTD Dec/03	YTD Dec/04

Estimated Population in the Region (million)	15.6	15.8	1.3%	14.7	15.8
Municipalities Served	256	297	16.0%	256	297
Estimated Total Penetration	25%	39%	+14.0 p.p.	25%	39%
Market Share	53.4%	47.9%	-5.5 p.p.	53.4%	47.9%
Total Lines	2,055,884	2,990,252	45.4%	2,055,884	2,990,252
Prepaid	1,522,071	2,343,881	54.0%	1,522,071	2,343,881
Postpaid	533,813	646,371	21.1%	533,813	646,371
Gross Additions	346,548	518,878	49.7%	844,989	1,516,450
Net Additions	168,854	361,344	114.0%	332,224	934,368
Churn	9.0%	5.6%	-3.4 p.p.	27.9%	24.0%
TOTAL ARPU	R$38,00	R$35,82	-5.7%	R$39,13	R$36,33
TOTAL MOU	94	77	-18.1%	95	83
Investment (R$ million)	119	148	24.6%	212	368
Employees	958	1,143	19.3%	958	1,143

Attachment 4
Operating Indicators in the Northeast Region

	4Q03	4Q04	Var.% 4Q04/03	YTD Dec/03	YTD Dec/04

Estimated Population in the Region (million)	28,2	28,6	1.3%	28,2	28,6
Municipalities Served	308	308	0.0%	308	308
Estimated Total Penetration	16%	23%	+7 p.p.	16%	23%
Market Share	47.3%	39.9%	-9.5 p.p.	47.3%	39.9%
Total Lines	2,172,525	2,666,346	22.7%	2,172,525	2,666,346
Prepaid	1,467,251	1,975,342	34.6%	1,467,251	1,975,342
Postpaid	705,274	691,004	-2.0%	705,274	691,004
Gross Additions	176,391	338,393	91.8%	620,015	997,756
Net Additions	71,947	134,352	86.7%	246,682	493,821
Churn	4.9%	7.9%	3.0 p.p.	18.3%	21.0%
TOTAL ARPU	R$38,21	R$34,33	-10.1%	R$37,15	R$33,72
TOTAL MOU	108	91	-16.1%	106	96
Investment (million)	185	161	-13.0%	294	307
Employees	1,023	1,046	2.2%	1,023	1,046

Attachment 5
Consolidated Operating Indicators – TIM Participações S.A.

	4Q03	4Q04	Var.% 4Q04/03	2003 Dec/03	2004 Dec/04

Estimated Population in the Region (million)	43.9	44.4	1.1%	43.9	44.4
Municipalities Served	564	599	6.2%	564	599
Estimated Total Penetration	19%	29%	+10.0 p.p.	19%	29%
Market Share	50.1%	43.8%	-6.3 p.p.	50.1%	43.8%
Total Lines	4,228,409	5,656,598	33.8%	4,228,409	5,656,598
Prepaid	2,989,322	4,319,223	44.5%	2,989,322	4,319,223
Postpaid	1,239,087	1,337,375	7.9%	1,239,087	1,337,375
Gross Additions	522,939	857,271	63.9%	1,465,004	2,514,206
Net Additions	240,801	495,696	105.9%	578,906	1,428,189
Churn	6.9%	6.7%	-0,2 p.p.	22.8%	22.5%
TOTAL ARPU	R$38.11	R$35.11	-7.9%	R$38.09	R$35.03
TOTAL MOU	101	84	-17.6%	101	90
Investment (R$ million)	304	309	1.7%	506	675
Employees	1,981	2,189	10.5%	1,981	2,189

Attachment 6
Glossary

Financial Terms

EBIT = Earnings before interest and tax
EBITDA = Earnings before interest, tax, depreciation and amortization
EBITDA Margin = EBITDA/ Net Operating Revenue
CAPEX – (capital expenditure) capital investment
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions
Net debt = gross debt – cash
PL – Shareholders’ Equity

Technology and Services

TDMA = Time Division Multiple Access
GSM = Global System for Mobile Communications – A system storing and coding cell phone data, such as user calls and data, enabling a user to be recognized anywhere in the country by the GSM network. The GSM is now the standard most used in the world.
EDGE = Enhanced Data rates for Global Evolution – A technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speeds that can reach up to 200 Kbps, depending on the handset model.
SMS = Short Message Service – ability to send and receive alphanumerical messages.	Operating indicators

Customers = Number of wireless lines in service
Gross additions = Total of customers acquired in the period
Net additions = Gross Additions – number of customers disconnected
Market share = Company’s total number of customers / number of customers in its operating area
Marginal Market share = participation of estimated net additions in the operating area.
Market penetration = Company’s total number of customers + estimated number of customers of competitors / each 100 inhabitants in the Company’s operating area
Churn rate = number of customers disconnected in the period
ARPU = Average Revenue per User – net monthly revenue per customers in the period
Blended ARPU = ARPU of the total customer base (contract + prepaid)
Contract ARPU = ARPU of contract service customers
Prepaid ARPU = ARPU of prepaid service customers
MOU = minutes of use – monthly average. in minutes of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU = MOU of contract service customers
Prepaid MOU = MOU of prepaid service customers
SAC = Customer acquisition cost = (marketing expenses + commission + Fistel + “comodato” + costs of retention)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 2, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer